

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2018

Mr. Renato A. Paraiso
Chief Executive Officer
IA Energy Corp.
24328 Vermont Avenue, Suite 300
Harbor City, California 90710

> **Re: IA Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2017**
> **File No. 333-220706**

Dear Mr. Paraiso:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Business and Technology Description, page 2

1.   We note your response to comment 2 in our letter dated October 27, 2017, however, your business plan is still unclear. You continue to list multiple large scale priorities but you do not disclose a timeline or a clear path to achieving such projects with the capital you have or intend to raise in this offering. Please revise this section to disclose those

business plans the company can realistically achieve in the short term and describe a path to achieving them. If you choose to include longer term goals in addition to the short term ones, please explain any obstacles, financial or otherwise, and clarify the fact that there is no assurance you will ever reach these goals.

2. Please revise your prospectus to eliminate or substantiate claims regarding your potential business. For example, we note the unsupported claims on page 2 that "IAEC's fuels will be direct import substitutes for fossil fuels and considerably reduce greenhouse gas emissions without compromising performance. At a production price on average 30% less than regular diesel, IAEC's diesel products will deliver significant commercial and environmental savings" and "ORC products are the most compact, cost effective, reliable, and efficient heat recovery systems available today." This latter example also suggests the ORC products have already been developed.

Pyrolysis, page 6

3. Please revise this section to address the concerns raised in comment 5 of our letter dated October 27, 2017. Specifically, please address if the Company intends to purchase a Trommel unit and if so, under what terms will it operate on a landfill site? Again, if this is a long term business objective requiring resources you currently do not have, please make this clear in your disclosure.

Directors, Executive Officers, Promoters, and Control Persons, page 23

4. Please revise this section to disclose the name of the waste-to-energy company for which Mr. Paraiso serves as the President and Legal Counsel. In addition, please address this conflict of interest, including how Mr. Paraiso will execute his fiduciary duties to each company. Please also disclose why Mr. Paraiso would not execute IA Energy's business plan through his other waste-to-energy business, given that you disclose it is a world leader in its field.

Liquidity and Capital Resources, page 34

5. Please update this discussion to clarify that you had a working capital deficit at September 30, 2017. We note that the interim financial statements provided in this amendment show that you had current assets of $1,253 and current liabilities of $9,500.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3765 with any questions.

Sincerely,

/s Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction